

Mail Stop 4628

March 1, 2017

Via E-mail
Hua Zhong
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

> **Re: CNOOC Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 21, 2016**
> **Form 6-K filed August 24, 2016**
> **Supplemental Response dated January 25, 2017**
> **File No. 1-14966**

Dear Mr. Zhong:

We have reviewed your January 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2017 letter.

Form 20-F for Fiscal Year ended December 31, 2015

Operating And Financial Review and Prospects, page 58

Factors Affecting Our Results of Operations, page 58

1.   Your response to prior comment 1 states that if oil and natural prices do not rise to those used in your internal price forecasts, there would be a potential impact to the economics of your estimated proved reserves quantities. Expand your discussion and analysis of the reasonably likely effect of sustained lower commodity prices to address the relationship

between your internal price forecasts and recent trends in oil and natural gas prices. This disclosure should address, in reasonable detail, the impact on your financial condition, results of operations, liquidity and capital resources in the event oil and natural prices do not rise from current levels to the prices used in your internal forecasts. In addition, provide disclosure addressing the factors identified in your response supporting your assertion that you have adequate sources of short- and long-term funding.

Form 6-K filed August 24, 2016

Interim Results

Note 6 – Property, Plant and Equipment, page 9

2.   We note your response to prior comment 7 regarding the analysis of forecasted mid- to long-term oil prices received from a third-party. Describe the steps taken to analyze this information and tell us about the process through which adjustments are made to these forecasted prices for use in your cash flow projections. In addition, consistent with our prior comment, please provide us the benchmark prices used, by product and by year, in your cash flow projections.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources